Mark S. Frey Chief Financial Officer Fairchild Semiconductor Corporation 82 Running Hill Road South Portland, ME 04106
Ms. Angela Crane
Branch Chief
Division of Corporation Finance, M.S. 0306
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fairchild Semiconductor International, Inc.
Form 10-K for the fiscal year ended December 25, 2005
Filed on March 10, 2006
Form 8-K Filed April 20, 2006
SEC File No. 001-15181
Dear Ms. Crane:
This responds to your May 3, 2006 comment letter on the above-referenced filings. We appreciate the SEC staff’s review and will be reflecting your comments in future filings, as discussed in more detail below.
The numbering of the following responses corresponds to the numbered paragraphs of your letter.
Revenue Recognition, page 53
1.	We note that your Schedule II on page 102 indicates that your reserves for price protection and product returns have increased by more than 200 percent since December 28, 2003, while your revenues have remained relatively constant over the same period. Please describe the factors which led to the increase in returns and price protection payments. As part of your response, tell us what effect, if any, the increase had on your policy of recording revenue upon shipments to distributors. We also note your disclosure that “the company has agreements with some distributors.” Please tell us more about these agreements and quantify the amount of sales. Also, please tell us and revise future filings to disclose any return or price protection rights you offer to distributors under these agreements.

Response

There has been an increase in our price protection reserves and product returns reserves, primarily from our Southeast Asian (SEA) sales region from the end of fiscal 2003 to the end of fiscal 2005. Prior to 2004, our distributors in SEA had no contractual rights of return or price protection terms. Beginning in 2004 and continuing throughout 2005, we have implemented several new programs with our SEA distributors in an effort to stay competitive with other semiconductor suppliers and assist the distributors in managing their inventory levels. This was a

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

move to more “western” style terms that historically have proven successful in our North American and European sales regions. Additionally, we have begun moving our global distributors to standard terms and conditions across all sales regions whereas prior to 2004, these were handled locally with differing programs across the globe. Because the amount of our revenues earned in SEA are a significant portion of our total revenues (approximately 55% for 2005), the introduction of sales incentive programs in the SEA region had a significant impact on the amount of recorded reserves.

In particular, these programs are typically volume based incentive programs which we account for under EITF 01-9, Accounting for Considerations Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product), Issues 1 and 6. These volume based incentives fall into two broad categories, stock rotation and price protection. Distributors qualify for stock rotation credits based upon the attainment of certain predetermined target levels of point of sale revenue (i.e., the amount of revenue recorded by distributors for their sale of the company’s product to their customers), volume of purchases from our company, or a combination of these two targets. For the price protection programs, the distributors qualify for pricing rebates on sales of a predefined product, volume and end customer combination.

We recognize the cost for these programs as a reduction of revenue at the time of sale based upon a systematic allocation tied to the underlying transaction that results in progress by the customer towards earning the incentive. The total incentive is based upon the expected amount to ultimately be earned and claimed by our distributors as credits applied against their trade receivable amounts owed to us. The distributors regularly report progress toward achievement of the incentives to us and, therefore, we are able to make reasonable estimates on the ultimate probability of attainment. Additionally, when appropriate, the company utilizes historical experience to estimate the appropriate levels of reserves. Lastly, these programs are typically not over relatively long time periods (generally ranging from quarterly incentives to annual incentives).

This increase in our reserves had no impact on our policy of recording revenue upon the receipt by our distribution customers of our shipments to them. As mentioned above, these reserves are “earned” through the attainment of volume based incentives. We have a long history of estimating reserves for sales incentives in other sales regions. We do not view the profile of our distributors within our SEA sales region as significantly different from our distributors in other sales regions, or as hindering our ability to prepare reasonable estimates of necessary reserves.

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

Revenue to distributors accounted for approximately 66%, or approximately $941 million, of our revenue in 2005. As is customary in the semiconductor industry, we maintain agreements with all of our distributors. These agreements can take various forms such as an executed agreement or a previously executed agreement which has expired. From time to time we enter into extensions, addenda and other written modifications to existing agreements. Agreements with our distributors are centrally maintained and tracked. The distributor agreements address many aspects of the relationship between the company and the distributor, including, among other things, payment terms, delivery penalties and costs, ordering protocols, product change notification processes, warranties, and broad sales incentive programs offered to that distributor. Not all distributors have the same terms and conditions with regards to the various sales incentive programs offered.

The terms and conditions outlined in our revenue recognition footnote include customary terms in our industry such as prompt payment discounts, pricing protection, scrap allowances and stock rotation, although the amount and mix of programs may vary from distributor-to-distributor, and from period-to-period from any single distributor. Although we have historically disclosed the level of sales to our distribution customers, as well as the existence of sales incentive programs such as stock rotation and price protection, we will modify the wording in both our revenue recognition footnote in our financial statements and our critical accounting policies disclosure in Management’s Discussion and Analysis in future filings to clarify the point that these sales and sales incentive programs are in accordance with terms set forth in written agreements with our distribution customers.
Property, Plant and Equipment, page 55
2.	We note that during the third fiscal quarter of 2005, the estimated useful life assumptions for certain machinery and equipment were adjusted. Please tell us the nature of the machinery and equipment and the current estimated useful life. Also, revise future filings to provide all disclosures required by paragraph 22 of SFAS 154.

Response

The machinery and equipment (M&E) for which our assumptions on estimated useful life were adjusted are those used in our manufacturing process located in our factories. Specifically, the equipment includes those used in our wafer fabrication process such as photolithography machines, etching equipment and diffusers, as well as M&E used in our assembly and test processes, which include sawing machinery, die attach and bonder machinery, mold encapsulating

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

equipment and machinery which tests the electrical currents of semiconductors. The change in estimated useful life was applied to all M&E used in the manufacturing process, but the types of equipment described above represent the higher dollar value types of equipment. This equipment is very flexible and has uses across many products and technologies.

Prior to the third quarter of 2005, this equipment was assigned a useful life of five years. Following an analysis of our actual experience of the useful lives of this equipment, which was completed at the beginning of the third quarter of 2005, the estimated useful lives were adjusted to eight years to better align with the actual historical useful lives.

We will also revise future filings to provide all disclosures required by paragraph 22 of SFAS 154. Specifically, we will revise our next Form 10-K filing to include the impact of this change on net income and earnings per share for 2005.
Note 7 – Income Taxes, page 67
3.	We note that you recorded a significant valuation allowance of $214 million against your deferred tax assets. Please provide a detailed analysis of the positive and negative factors which lead to such a significant valuation being recorded. Address the various factors discussed in paragraphs 21 through 24 of SFAS 109 in your response. Specifically, address the influence your fiscal 2004 net income and your projections for fiscal 2006 had on your assessment. Additionally, revise Management’s Discussion and Analysis in future filings to address why you believe it is more likely than not that such a significant amount of your deferred tax assets will not be realized.

Response

The valuation allowance which you refer to in this question was initially established during the second quarter of 2005 in the amount of $195.4 million to reduce the carrying value of deferred tax assets related to the U.S. taxing jurisdiction because management determined at that time that it was more likely than not that the U.S. deferred tax assets would not be realized during the carry forward period permitted under current U.S. tax law. All amounts discussed below are from our analysis prepared at that time.

As noted in paragraph 21 of SFAS 109, the future realization of the tax benefit of an existing deferred tax asset ultimately depends on the existence of sufficient taxable income of the appropriate character within the carry back/carry forward periods available under the tax law. Both preceding the second quarter of 2005,

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

and in connection with the establishment of the valuation allowance in the second quarter of 2005, a detailed analysis of SFAS 109 criteria was performed by us.

We had experienced pre-tax book income/losses in the U.S. in recent years as shown below:

2000	$96.2 million income
2001	$84.2 million loss
2002	$83.0 million loss
2003	$87.3 million loss
2004	$0.3 million loss
As noted above, we had losses from 2001 through 2003 and an essentially break even year in 2004. When the analysis was performed on the necessity of a valuation allowance for 2004 and the first quarter of 2005, we were projecting taxable income in the U.S. for the full year 2005 ($10.2 million as of the beginning of the year). Near the end of the second quarter of 2005, management updated its detailed forecast of fiscal 2005 operating results. This updated forecast indicated a projected full-year loss in the U.S. for fiscal 2005 of $49.3 million. This projection further compounded our history of operating losses in the U.S. and also led us to reconsider our ability to accurately project future operating profits in the U.S.

The results of our evaluation of the factors discussed in paragraphs 21 through 24 of SFAS 109, which was performed in the second quarter of fiscal 2005, are summarized below.

In our analysis, the future reversal of existing taxable temporary differences were considered as required under item (a) of paragraph 21 of SFAS 109. We reviewed the temporary differences to determine the timing of the reversal of those items. The reversals by year were then “converted” to income/ losses and became part of the operating loss realization analysis (discussed below). In accordance with SFAS 109, we excluded the impact of deferred tax liabilities associated with tax deductible goodwill for which the reversal period is indefinite.

Next, as required by item (b) of paragraph 21 of SFAS 109, we reviewed future taxable income exclusive of reversing temporary differences and carry forwards. We developed financial models under a range of possible scenarios, some of which projected taxable income of sufficient timing and amounts to utilize varying amounts of the deferred tax assets prior to expiration.

As required by item (c) of paragraph 21 of SFAS 109, we assessed the availability of taxable income in prior carry back years to determine whether it was available

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

and concluded that all prior taxes paid had been recovered and there was no additional ability to carry back losses to previous periods.

Lastly, as required by item (d) of paragraph 21 of SFAS 109, we assessed the availability of tax planning strategies that were considered prudent and feasible and that management would implement in order to realize the benefit of the deferred tax assets.

We were unable to identify any tax planning strategies, as defined by SFAS 109, that management considered prudent and feasible to implement in order to realize the benefit of the deferred tax assets. We did identify a strategy that would effectively extend the expiration period of net operating losses if a portion of the operating losses were to expire prior to utilization which was the capitalization of research and development costs for tax purposes under IRC sec 59(e). Research and development spending in the U.S. for 2004 was approximately $58 million which exceeds the first expiring operating loss carry forward.

Lastly, as required under the guidance of SFAS 109, we performed an analysis of positive and negative evidence in determining whether a valuation allowance was necessary. A summary of the key factors weighed in this analysis is outlined below:

POSITIVE EVIDENCE
1.	We had been paying down our U.S. debt, thereby reducing interest expense in the U.S. This was considered to be a substantial positive factor. Additionally, we had just refinanced a portion of our debt in February of 2005 which would reduce interest expense by approximately $33 million per year as a result of reducing the interest rate applicable to the debt.

2.	Reversals of deferred tax liabilities will generate future income for tax return purposes. These reversing deferred tax liabilities will offset reversing deferred tax assets in the permitted carry forward periods. This was considered to be slightly positive evidence.

3.	We had been in existence for nine tax years and had no losses that had expired. The earliest net operating loss expiration is in 2018 which is relatively far out into the future. This was considered to be very positive evidence.

4.	We had a history of paying down debt and refinancing existing debt at lower interest rates. Our income and cash flow forecasts project that we will

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

continue to build cash and further generate interest income on the cash build. This was seen as very significant positive evidence.

5.	We had incurred substantial restructuring costs in recent years. Due to these restructurings, we believe that sub-performing assets have been disposed, which was seen as positive evidence.

6.	Future income models, coupled with debt pay down strategies, show longer term profitability. This was viewed as positive evidence.

7.	We are in an industry subject to significant growth potential as the electronics industry expands. There have been few business failures and most competitors are profitable. This was seen as positive evidence.

8.	We have the #1 position in the power semiconductor market. We have significant resources that are as good as larger competitors and greater than smaller competitors. This was viewed as positive evidence.

9.	We have a history of generating sales from new products (defined as products less than three years old) estimated at 30% to 35%. This was viewed as positive evidence.

10.	We have made some recent strategic changes which will reduce future capital spending. This will serve to increase earnings and cash flow over time. This was viewed as very positive evidence.
NEGATIVE EVIDENCE
11.	A history of losses from 2001 through 2003, an essentially breakeven year for 2004 and a projected loss for 2005, which was a reversal of our earlier projections of income for 2005. This was considered to be very significant negative evidence which was on a negative trend.

12.	We had recovered all taxes paid historically through carry backs and had no additional carry back available. This was negative evidence that was offsetting to the long carry forward periods discussed above in number 3.

13.	We had traditionally expensed foreign tax credits rather than risk losing the credits in a carry forward period. There exists the ability to amend returns and take advantage of foreign tax credits, however, the ability to utilize those foreign tax credits would be dependent on the existence of foreign source income and the period of utilization would be significantly shortened. This was viewed as slightly negative evidence.

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

14.	We operate in a cyclical industry which makes forecasting income and regional mix of income difficult. This was viewed as negative evidence.

15.	We are subject to ongoing customer claims related to the Sumitomo mold compound defect, including litigation under way at the time of conducting the analysis. We have recorded a reserve at the low end of the SFAS 5 range because no amount within the range was considered a better estimate than any other amount. This was seen as negative evidence due to the uncertainty related to the outcome of the litigation and the possibility of incurring additional losses up to, or even exceeding, the estimated SFAS 5 range of losses.
We weighed all of the positive and negative evidence, giving greater weight to the evidence that was more objective, as required by SFAS 109. As discussed in paragraph 24 of SFAS 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. As discussed above, we had losses from 2001 through 2003 and an essentially break even year in 2004. At the beginning of both 2004 and 2005, the company was projecting taxable income in the U.S. With the reforecast of financial data completed near the end of the second quarter of 2005 as part of our routine quarterly forecast process, we began projecting a taxable loss in the U.S. for the full year 2005. We did not have full financial projections for 2006 completed at that time; however, projections were seen as less objective evidence in the context of the overall analysis.

It was management’s judgment at the end of the second quarter of 2005, after weighing the positive and negative evidence, that the relative impact of the negative evidence now outweighed the positive evidence and that the cumulative losses in recent years, coupled with an additional projected year of losses for 2005, supported the need for a valuation allowance as it was more likely than not that the entire deferred tax asset would not be realized. We believe that a full valuation allowance against the net deferred tax assets was appropriate for the following factors:
•	The deferred tax assets were of a similar nature (primarily NOL’s).

•	The deferred tax asset expiration dates are very close together and in sequential years.

•	We were experiencing continuing losses in the U.S.

•	We have experienced difficulty in accurately forecasting income by jurisdiction. Imprecision is inherent in any forward-looking data, particularly those over a longer term such as those assessed based upon the expiration periods of the deferred tax assets.

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

In future filings, we propose the following language to be included within our “Income Taxes” critical accounting policy within Management’s Discussion and Analysis to address why we believe it is more likely than not that our U.S. deferred tax assets will not be realized:
Valuation allowances have been established for U.S. deferred tax assets, which we believe do not meet the “more likely than not” criteria established by SFAS No. 109. In 2005, we established a full valuation allowance against our net U.S. deferred tax assets excluding certain deferred tax liabilities related to indefinite-lived goodwill. We recorded a valuation allowance because of our continuing losses in the U.S. and because our jurisdictional financial forecasts have enough uncertainty that it is management’s belief that we do not meet the standard of “more likely than not” that is required for measuring the likelihood of realization of net deferred tax assets under SFAS No. 109. If we are ultimately able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been established, then the related portion of the valuation allowance will be released to income from continuing operations, additional paid-in capital or to other comprehensive income. We will continue to evaluate book and taxable income trends, and their impact on the amount and timing of valuation allowance adjustments, in each future period.
Form 8-K filed April 20, 2006
4.	We note that you present your non-GAAP measures and reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including pro forma operating expenses, pro forma operating income, pro forma income before income taxes, pro forma provision for income taxes and pro forma basic and diluted earnings per share, which have not been described to investors. In fact, it appears that management does not use all these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the pro forma statements of income from all future filings and instead disclose only those non-

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
Response

We will remove the pro forma statements of income from our earnings releases and other presentations furnished pursuant to Item 2.02 of Form 8-K (or that we may file with the Commission) that include non-GAAP measures and instead disclose only those non-GAAP measures that we wish to highlight for investors. All non-GAAP measures that are presented will have an appropriate reconciliation to the most comparable GAAP measure and otherwise comply with the applicable provisions of Regulation G and/or Item 10(e) of Regulation S-K.

5.	We have noted your comments with regard to the incorporation by reference of Forms 8-K into 33 Act registration statements. In addition, we note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings please do not use titles or descriptions for your non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response

We understand that pro forma has special significance in accounting literature. In future filings, we will not refer to non-GAAP measures as “pro forma” and will instead use “adjusted” or other titles and descriptions that are not the same as, or confusingly similar to, GAAP financial measures.

6.	We note your disclosure that management uses these measures “for internal management purposes.” We also note the disclosures that pro forma net income is used to “manage and evaluate (y)our business operations and overall financial performance.” Please address the following:
•	Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131

•	Otherwise, discuss the reasons for any differences in the two approaches.
Response

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
May 16, 2006

We believe the items that are reflected as adjustments in our pro forma disclosures are consistent with the measurement principles which we use to assess segment performance. The following items are excluded from the SFAS 131 segment performance metrics reviewed by our chief operating decision maker (CODM) when assessing our segments:
•	Restructuring and impairments

•	Costs associated with redemption of debt

•	Reserve for potential settlement losses

•	Litigation settlements received

•	Tax benefits from finalized tax filings and audit outcomes

•	Repatriation taxes.

These items are categorized in an “other” segment internally and not used to measure the performance of our operating segments.

Acquisition amortization and the gain on the sale of product lines are amounts which are assigned to specific segments internally; however, they are not viewed as “operational” in nature by our executive management team, including our CODM. As a result, we use both the GAAP measures and non-GAAP measures excluding these items when assessing the results of the operating segments.
****************************************************************************************
The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its SEC filings. We further acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have also filed this cover letter on EDGAR. You may contact me at 207-775-8447 if you have questions regarding our responses. Additionally, please forward all future correspondence to the fax number 207-761-3415 rather than our general corporate fax number of 207-761-6139 so that we may respond in a timely manner to your requests.
Regards,

/s/ Mark S. Frey
Mark S. Frey
Chief Financial Officer